Exhibit 99.2

IMPERIAL PETROLEUM INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

NOTICE OF ADJOURNED 2022 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Thursday, October 13, 2022

NOTICE IS HEREBY GIVEN that the 2022 Annual Meeting of Stockholders of Imperial Petroleum Inc., a corporation incorporated in the Republic of the Marshall Islands, convened on September 14, 2022, has been adjourned, due to lack of requisite quorum, to 11:00 a.m. Greek local time, Thursday, October 13, 2022, at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece, in order to allow additional time for shareholders to vote on the proposals described below, which remain the same as set forth in the Company’s proxy statement for the meeting, dated August 3, 2022, and to seek to obtain a quorum. The business scheduled for adjourned meeting remains the same, which is for the following purposes:

1.	to elect one director to hold office until the annual meeting of stockholders in 2025 and such director’s successor has been duly elected and qualified;

2.	to ratify the appointment of our independent auditors; and

3.	to transact such other business as may properly come before the 2022 Annual Meeting and any adjournments or postponements thereof.

During the adjourned 2022 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2021. The Proxy Statement, proxy card or voting instruction form and the Company’s 2021 Annual Report to Stockholders, which contains copies of our audited financial statements, are available at www.imperialpetro.com under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

The record date for the adjourned annual meeting continues to be July 22, 2022 and only holders of record of shares of our common stock, par value $0.01 per share, at the close of business on July 22, 2022 are entitled to receive notice of, and to vote at, the adjourned 2022 Annual Meeting and at any further adjournments or postponements.

If you have not yet voted, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form previously made available shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the adjourned 2022 Annual Meeting.

Stockholders who have previously submitted a proxy or otherwise voted do not need to take any action and all previously submitted proxies will be voted at the adjourned annual meeting unless properly revoked.

By Order of the Board of Directors

Harry Vafias
President, Chief Executive Officer and Chairman
Athens, Greece
September 14, 2022